
200F=RzMR5Xi2SWH?

| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PR3-0711 12.2.12 | LSW druma0cm | 29-Jun-2017 03:12 EST | | 370571 TX 1 | 29* |
| PROSPECTUS | START PAGE | | NYM | 21-Jun-2017 06:25 EST | COMP | PS   PMT | 1C |

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision to purchase our common stock in this offering. Therefore, you should read this entire prospectus carefully, including, in particular, the "Risk Factors" section and our historical financial statements and management's discussion and analysis thereof.

Unless the context otherwise requires, the information in this prospectus assumes that: (1) the shares of our common stock to be sold in this offering are sold at $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus; and (2) the underwriters' option to purchase additional shares of our common stock is not exercised.

Our Company

We are a commercial real estate finance company sponsored by TPG. We directly originate, acquire and manage commercial mortgage loans and other commercial real estate-related debt instruments for our balance sheet. Our objective is to provide attractive risk-adjusted returns to our stockholders over time through cash distributions and capital appreciation. To meet our objective, we focus primarily on directly originating and selectively acquiring floating rate first mortgage loans that are secured by high quality commercial real estate properties undergoing some form of transition and value creation, such as retenanting, refurbishment or other form of repositioning. The collateral underlying our loans is located in primary and select secondary markets in the U.S. that we believe have attractive economic conditions and commercial real estate fundamentals. As of March 31, 2017, approximately 73% of our loans (measured by commitment) were secured by properties located in the ten largest U.S. metropolitan areas, and approximately 88% of our loans (measured by commitment) were secured by properties located in the 25 largest U.S. metropolitan areas.

As of March 31, 2017, our portfolio consisted of 54 first mortgage loans (or interests therein) with an aggregate unpaid principal balance of $2.6 billion and four mezzanine loans with an aggregate unpaid principal balance of $58.5 million, and collectively having a weighted average credit spread of 5.2%, a weighted average all-in yield of 6.6%, a weighted average term to extended maturity (assuming all extension options have been exercised by borrowers) of 3.0 years and a weighted average LTV of 58.3%. As of March 31, 2017, 97.2% of the loan commitments in our portfolio consisted of floating rate loans, and 97.6% of the loan commitments in our portfolio consisted of first mortgage loans (or interests therein). We also had $577.5 million of unfunded loan commitments as of March 31, 2017, our funding of which is subject to satisfaction of borrower milestones. In addition, as of March 31, 2017, we held six commercial mortgage-backed securities ("CMBS") investments, with an aggregate face amount of $97.9 million and a weighted average yield to final maturity of 4.4%.

We believe that favorable market conditions have provided attractive opportunities for non-bank lenders such as us to finance commercial real estate properties that exhibit strong fundamentals but require more customized financing structures and loan products than regulated financial institutions can provide in today's market. We intend to continue our track record of capitalizing on these opportunities and growing the size of our portfolio.

We believe our relationship with our Manager, TPG RE Finance Trust Management, L.P., an affiliate of TPG, and its access to the full TPG platform, including TPG Real Estate, TPG's real estate investment platform, will allow us to achieve our objective. TPG is a leading global private investment firm that has discrete investment platforms focused on a wide range of alternative investment products, including real estate. Founded in 1992, TPG had assets under management of over $72 billion as of December 31, 2016. TPG Real Estate and the other TPG platforms provide us with a breadth of resources, relationships and expertise.


We were incorporated in October 2014 and commenced operations in December 2014 with $713.5 million of equity commitments from seven third-party investors, many of which have significant investment relationships with funds sponsored by TPG, and $53.7 million from TPG affiliates. In December 2014, we acquired a controlling interest in an initial portfolio of commercial real estate loans representing $1.9 billion of unpaid principal balance and an additional $635.9 million of undrawn loan commitments. We funded the purchase with proceeds from an initial share issuance to our initial investors and match-indexed seller financing structured as a non-recourse collateralized loan obligation ("CLO"). We refer to these transactions collectively as our "Formation Transaction."

From our inception through March 31, 2017, we have:

- Assembled a highly experienced team with substantial commercial real estate, credit underwriting, lending, asset management and public company management experience, with deep market knowledge and relationships to execute on our investment strategy;

- Directly originated 32 loans consistent with our investment strategy with total loan commitments of $2.2 billion and acquired six loans with total loan commitments of $433.1 million, in each case subsequent to the Formation Transaction;

- Raised an additional $433.3 million of equity commitments from new and existing institutional investors, including TPG affiliates;

- Grown and diversified our funding sources by arranging secured revolving repurchase facilities with six counterparties that have a weighted average term to maturity (assuming we have exercised all extension options and term out provisions) of 3.6 years with aggregate commitments of $1.9 billion, each as of March 31, 2017, and established a capital markets team to arrange financing for our loans and other investments;

- Realized $1.7 billion of principal repayments comprised of $1.5 billion related to 39 loans acquired in connection with the Formation Transaction and $182.1 million relating to our other loans; and

- Paid quarterly cash dividends to our stockholders every full calendar quarter since the first quarter of 2015.

We operate our business as one segment which directly originates and acquires commercial mortgage loans and other commercial real estate-related debt instruments. We have made an election to be taxed as a REIT for U.S. federal income tax purposes, commencing with our initial taxable year ended December 31, 2014. We have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and we believe that our current organization and intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. We operate our business in a manner that permits us to maintain an exclusion or exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act").

Our Relationship with our Manager, TPG Real Estate and TPG

Since our inception, we have been managed by TPG RE Finance Trust Management, L.P., an affiliate of TPG. Our Manager is an SEC-registered investment adviser. Our Manager's senior leadership team is comprised of TPG employees and is led by Greta Guggenheim, our chief executive officer and president, a partner of TPG and the chair of our Manager's investment committee, who has more than 30 years of experience in commercial


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| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PR3-0970 12.2.9 | LSW pabls0px | 20-Jun-2017 17:19 EST | | 370571 TX 3 | 33* |
| PROSPECTUS | | NYM | | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

real estate lending. Ms. Guggenheim was co-founder and chief investment officer of Ladder Capital Corp (NYSE: LADR) ("Ladder"), a prominent publicly-traded commercial real estate debt finance company. Additionally, our Manager's senior leadership team includes: (1) Robert Foley, our chief financial and risk officer, a managing director of TPG and a member of our Manager's investment committee, who has more than 30 years of experience in commercial real estate debt financing through his tenures as a co-founder, chief financial officer and chief operating officer at Gramercy Capital Corp. (NYSE: GPT) and senior commercial real estate lending roles at Goldman Sachs & Co. LLC and Bankers Trust Company (acquired by Deutsche Bank); (2) Peter Smith, our vice president, a managing director of TPG and a member of our Manager's investment committee, who has more than 25 years of experience in commercial real estate debt financing and, prior to joining TPG, was a managing director at Ladder; and (3) Deborah Ginsberg, our vice president and secretary, a managing director of TPG and a member of our Manager's investment committee, who has 15 years of commercial real estate debt financing and legal experience and, prior to joining TPG, was a principal with Blackstone Real Estate Debt Strategies, an affiliate of The Blackstone Group L.P. focused on real estate debt investments.

TPG Real Estate, TPG's real estate platform, includes both TPG Real Estate Partners, TPG's real estate equity investment platform, and us, currently TPG's dedicated real estate debt investment platform. Collectively, TPG Real Estate managed more than $5.5 billion in assets at December 31, 2016, which included commercial real estate holdings in the United States consisting of 835 properties comprising approximately 65.6 million square feet. TPG Real Estate's teams work across TPG's New York, San Francisco and London offices and have 16 and 27 employees, respectively, between TPG's real estate debt investment platform and TPG's real estate equity platform.

TPG is a leading global alternative investment firm founded in 1992 with over $72 billion of assets under management as of December 31, 2016. TPG currently has over 500 investment and operating professionals based across 17 offices worldwide, including San Francisco, Fort Worth, New York, Boston, Dallas, Houston, Austin and London. TPG operates a global alternative investment platform that encompasses private equity, private credit and real estate. In addition to TPG Real Estate, TPG's investment business includes:

- TPG Capital, TPG's flagship private equity business, which invests in middle- and large- market companies globally, with a primary focus on North America;

- TPG Asia, which invests in middle- and large-market companies across Asia;

- TPG Growth, which invests globally in small- and middle-market growth equity;

- TPG Biotechnology Partners, which invests in early- and late-stage venture capital opportunities in the biotechnology and related life sciences industries;

- TPG ART, which invests in alternative and renewable technologies;

- TPG Sixth Street Partners, which invests in credit-oriented opportunities and other special situations globally across the credit cycle;

- TPG Public Equity Partners, which invests in the public markets globally; and

- TPG Funding, which supports TPG's investment platforms with fundraising and capital markets expertise.

TPG Real Estate and the other TPG platforms provide us with a breadth of resources, relationships and expertise. We believe TPG's investment experience, established infrastructure and long-standing strategic


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| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:43 EST | | 370571 TX 4 | 36* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS   PMT | 1C |

relationships will help us operate efficiently as a publicly-traded company and continue to generate an attractive pipeline of investment opportunities and access debt and equity capital to fund our operating and investing activity on favorable terms.

Our Manager consults regularly with TPG, including TPG Real Estate Partners, in connection with our investment activities. We believe we benefit from their market expertise, insights into sector and macroeconomic trends and intensive due diligence capabilities, which help us discern market conditions that vary across industries and credit cycles, identify favorable investment opportunities and manage our portfolio of investments. We believe that the vast knowledge gained from TPG Real Estate's investment activities greatly enhances our decision making when evaluating lending opportunities.

Market Opportunities

Commercial real estate fundamentals in the U.S. have improved since the global financial crisis of 2008 with positive overall supply and demand dynamics. Steady economic growth, reflected in year-over-year increases in the global gross domestic product and continued low rates of unemployment and inflation, combined with continued offshore capital flows into the U.S., have boosted and sustained demand for commercial real estate properties. We believe these factors have combined to create a robust commercial real estate market with a large, continuing need for flexible debt capital to finance commercial real estate properties undergoing some form of transition (such as voluntary refurbishment or other form of repositioning).

We believe there is a significant opportunity for us to maintain and grow our market share of the commercial real estate debt market. This opportunity is predicated on systemic constraints on the supply of commercial real estate debt capital provided by regulated financial institutions, a drastically reduced new issuance market for CMBS, continued strong demand for secured financing from commercial property owners, limited additions to new supply of commercial property in comparison to long-term averages and the proven ability of our Manager's senior investment professionals to successfully identify and execute a differentiated, credit-focused investment approach for transitional lending.

Reduction in Supply of Commercial Real Estate Debt Capital

The commercial real estate debt market has historically been funded by U.S. commercial banks, foreign banks, life insurance companies, government sponsored entities ("GSEs"), CMBS and other sources of capital, including private debt funds and commercial mortgage REITs. Regulatory demands on U.S. and foreign banks, including Basel III and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), have increased the required capital charges that such lenders must hold against certain types of real estate debt instruments and have caused many traditional regulated financial institutions, including U.S. banks and foreign banks, to become less competitive in the transitional commercial real estate debt market. In response, non-regulated lenders such as us have been formed to fill the resulting financing shortfall. In 2016, according to Real Capital Analytics, non-traditional providers of capital, primarily non-bank lenders (including commercial mortgage REITs), comprised approximately 10% of the commercial real estate debt market, an increase of four percentage points, or 66%, since 2012.



| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:43 EST | | 370571 TX 5 | 33* |
| PROSPECTUS | | NYM | | 21-Jun-2017 06:25 EST | COMP g59p09-4.0 g99j84-4.0 | PS PMT | 4C |



Source: Real Capital Analytics, March 2017

Regulatory shifts in the U.S. and Europe, related especially to risk retention requirements and increased capital charges for certain forms of securitized assets, have caused the CMBS market to shrink by 67% between 2007 and 2016, according to Commercial Mortgage Alert. The CMBS new issuance market has re-emerged far narrower in scope and scale, with CMBS new issue volume in 2016 of $76.0 billion, virtually in-line with the CMBS market's long-term average new issue volume of $78.1 billion, but dramatically less than the CMBS new issue volume in 2006 and 2007, according to Commercial Mortgage Alert.

Historical CRE CMBS Issuance (dollars in billions)



Source: Commercial Mortgage Alert, December 2016

We believe the decline in new issuance volume of short-term (maturities of five years or less) CMBS will continue to benefit our transitional lending business model. Traditionally, short-term floating rate CMBS and fixed rate CMBS were a meaningful substitute for a transitional floating rate loan originated by a non-regulated lender such as us. Due primarily to the same regulatory pressures constraining the entire CMBS market, and a decline in the number and size of investment funds dedicated to investing in short-term floating rate securitized



| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:43 EST | 370571 TX 6 | 36* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP g48e61-4.0 | PS PMT 4C |

products, new issuance volume in the short-term CMBS market plummeted by 95% between 2006 and 2016 according to Commercial Mortgage Alert. We expect this trend to continue.



Historical CRE Short-Term CMBS Issuance

Source: Commercial Mortgage Alert, December 2016

Similarly, issuances of commercial real estate CDOs have declined since the global financial crisis from approximately $42 billion in 2007 to approximately $3 billion in 2016 according to Commercial Mortgage Alert. These CDO issuances historically financed lenders who originated loans to owners of transitional properties seeking more flexible loan structures than offered by banks, life insurance companies and CMBS lenders. The sharp contraction in the CDO market has reduced funding capacity for certain of our competitors by approximately $39 billion.

We believe increased regulation, retrenchment by U.S. and foreign banks, sharply reduced new issuance volumes in the CMBS and CDO markets and significant upcoming maturities of commercial real estate debt will continue to contribute to a commercial real estate financing void. Consequently, we believe non-regulated lenders such as us will continue to capture an increasing share of the commercial real estate transitional lending market.

Continued Strong Demand for Commercial Real Estate Debt Capital

Increasing transaction volumes and strong property price appreciation over the past seven years have supported the growing need for debt capital in connection with refinancing and sales transactions. According to Real Capital Analytics, domestic commercial real estate transaction volumes grew by nearly eight times (a compounded annual growth rate of 34%) between 2009 and 2015, from $69 billion to $546 billion. Transaction volumes declined slightly in 2016, to $494 billion.


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| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PR3-0686 12.2.12 | LSW pattj0cm | 29-Jun-2017 22:31 EST | 370571 TX 7 | 35* |
| PROSPECTUS | | NYM | | 21-Jun-2017 06:25 EST | COMP g85a01-4.0 g50k82-5.0 | PS PMT 4C |

CRE Transaction Volume



Source: Real Capital Analytics, March 2017

In addition to increased sales volume, commercial property values have increased significantly since 2009 according to Real Capital Analytics, contributing to larger individual acquisition, sales and refinancing transactions that in turn require more debt capital.

Moody's / Real Capital Analytics Commercial Property Price Index (dollars in billions)



Source: Real Capital Analytics, January 2017

We believe healthy commercial real estate fundamentals persist primarily because new additions to supply have remained below the long-term average since the onset of the global financial crisis. New additions to inventory result primarily from new construction, financing for which has been sharply constrained by recent financial regulation.


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| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:44 EST | | 370571 TX 8 | 15* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP g74m97-2.0 | PS   PMT | 4C |



Supply: New Completions as a % of Existing Stock[1]

(1)   Supply growth is an equal-weighted average of five major property sectors: apartment, industrial, mall, office and strip center.

Sources: Reis, Inc. and AXIO Commercial Real Estate (apartment); CBRE Group, Inc. (industrial); The International Council of Shopping Centers (mall); Green Street Advisors, LLC (office); Reis, Inc. (strip center); March 2017.

Demand from borrowers for commercial real estate debt capital, particularly the flexible capital we can provide, remains at historically high levels. Many private institutional investors in commercial real estate employ strategies to acquire a property, create value and promptly exit through the sale of the repositioned or renovated property. We believe these investment strategies are most conducive to the short-term, floating rate transitional loan investments that we target.

We believe continued, significant upcoming maturities of commercial real estate debt held by a variety of institutional lenders, most notably banks, as well as CMBS, will sustain borrower demand for new loans, including the transitional first mortgage loans that we target. In addition, despite the recovery and stabilization of real estate fundamentals in recent years, current lending practices are more conservative than those prevailing prior to the global financial crisis. We believe this trend has created, and will continue to create, an opportunity for us to originate well-structured, attractively priced commercial real estate loan investments.

We believe sustained high levels of transaction volume, property values that have fully recovered from the impact of the global financial crisis and limited new additions to supply in comparison to long-term averages have and will continue to drive strong demand for debt capital by the institutional owners of transitional properties who are our target borrowers.

Differentiated, Credit-Focused Investment Approach

We focus on financing properties that are underserved by regulated financial institutions and other traditional commercial real estate lending firms. To do this, we employ a credit-focused investment approach, which is informed by several underwriting parameters and investment themes. Accordingly, we shift our target assets and modify our portfolio composition in response to, and in anticipation of, changing market trends,


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| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:44 EST | | 370571 TX 9 | 13* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS   PMT   1C |

capital flows and real estate fundamentals. Our credit-focused investment approach focuses on the following attributes:

- *Underwriting*. We underwrite our loan exposure with a focus on value relative to replacement cost, discounting rents relative to market rents depending on the geographic market and considering the strategies that will provide an exit to us at our loan maturity, which are typically a sale or a refinancing with permanent stabilized financing.

- *Market Demographics*. We seek to identify markets that best represent opportunities to capitalize on changing societal demographics and those markets that we believe exhibit advantageous commercial real estate investment attributes, such as strong population growth, positive household income and employment trends and attractive real estate supply/demand dynamics. A significant portion of the workforce today, not just isolated to younger generations, is opting to live and work in urban environments close to work, transit and amenities, which are increasingly facilitating individuals' ability to balance their careers and lifestyles. In these markets, we evaluate the sustainability of demand drivers and the ability to maintain absorption rates through moderate recessionary periods. We believe our underwriting and structuring of each loan in these types of markets take into account the changing ways in which office, retail and industrial tenants use their space while protecting us in a downside scenario based on particular market fundamentals.

- *Changing Tenant Demand*. We observe and react to changing tenant demands. For instance, over the last five years, office tenants have increasingly sought "creative" office space, which is characterized by open floor plans, natural light and high ceilings. With land often constrained in gateway cities, many existing, older office buildings are being redesigned and re-developed to provide flexibility and meet this changing tenant demand. These reuse projects require capital, flexible loan structures and time to re-lease the property to achieve stabilization. We seek to finance these adaptive reuse projects with capital that provides owners the ability to execute their business plans. In our underwriting, we consider the leasing trends that often accompany this changing tenant demand, specifically around densification and open floor plans. We believe a longer lease up period extends the duration of our cash flow.

Our Competitive Strengths

We believe that we distinguish ourselves from other commercial real estate finance companies in a number of ways, including through the following competitive strengths:

- ***Experienced, Cycle-Tested Senior Management Team***. TPG has handpicked a team of commercial real estate professionals with substantial commercial real estate, lending, asset management and public company management experience. This group of cycle-tested professionals is led by Greta Guggenheim, our chief executive officer and president and a partner of TPG, who has more than 30 years of experience in commercial real estate lending. During her tenure as co-founder and chief investment officer of Ladder, she was instrumental in founding and developing a publicly-traded commercial real estate debt investment platform. Additionally, our Manager's senior leadership team includes Robert Foley, our chief financial and risk officer and a managing director of TPG, who has more than 30 years of experience in commercial real estate debt financing through his tenure as a co-founder, chief financial and chief operating officer at Gramercy Capital Corp., where he was instrumental in establishing and operating its investment, capital markets, asset management, financial reporting and compliance functions. Our Manager's senior leadership team also includes Peter Smith, our vice president and a managing director of TPG, who has more than 25 years of experience in commercial real estate debt financing, and Deborah Ginsberg, our vice


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| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691586 12.2.12 | LSW whitd0cm | 30-Jun-2017 05:44 EST | | 370571 TX 10 | 28* |
| PROSPECTUS | | NYM | | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

president and secretary and a managing director of TPG, who has 15 years of commercial real estate debt financing and legal experience. Each of the foregoing individuals has experience through multiple real estate cycles, including both lending and loan restructuring experience, which we believe provides valuable insight and perspective into the underwriting and structuring of new investments for our portfolio. We believe the relationships with borrowers and other counterparties that our Manager's senior leadership team and other TPG senior investment professionals have built over the course of their careers are instrumental in creating attractive, off-market opportunities for us.

- *Established, Scalable Platform with Operating History*. We have established a direct loan origination platform, arranged financing to grow our asset base and developed an asset management function to oversee and protect our portfolio, all of which have enabled us to achieve consistent operating performance and to pay regular quarterly cash dividends to our stockholders in each full quarter since our inception. Our origination platform has achieved scale in transaction volume, with an emphasis on direct loan origination to property owners and limited reliance on Wall Street banks for loan product. Our financing sources are diversified and include asset-level financing on favorable terms to support our lending and other investment activities, which financing is primarily match-indexed to enable us to benefit from a rising interest rate environment through increases in our net interest margin. From loan origination through repayment, we actively manage each of the loans in our portfolio and have demonstrated a record of responsible capital stewardship having sustained no credit losses or impairments in our portfolio from inception to March 31, 2017.

- *Relationship with TPG*. We benefit significantly from our relationship with TPG generally through the firm's extensive network of relationships, its deep capital markets experience, its demonstrated capital stewardship and its commitment of resources to our Manager. TPG's broad based experience and reputation as an alternative asset management firm benefit us by providing access to off-market origination and acquisition opportunities, as well as our Manager's and its affiliates' market expertise, insights into macroeconomic trends and intensive due diligence capabilities, all of which help us more quickly discern broad market conditions that frequently vary across different markets and credit cycles.

- *TPG's Alignment of Interest.* TPG's substantial equity investment in our company strongly aligns TPG's interest with the interests of our stockholders. Upon completion of this offering, we expect that TPG and its affiliates will beneficially own approximately 12.3% of our outstanding stock (or approximately 11.9% of our outstanding stock if the underwriters exercise their option to purchase additional shares of our common stock in full). In addition, upon completion of this offering, three of our seven directors will be partners of TPG.

- *Relationship with TPG Real Estate*. We also benefit significantly from our relationship with TPG Real Estate Partners, TPG's real estate equity investment platform, which has more than $5.5 billion in assets under management and employs 27 professionals across TPG's New York, San Francisco and London offices. TPG Real Estate Partners focuses primarily on investments in companies with substantial real estate holdings, property portfolios, and select single assets primarily located in North America and Europe. Employing a value-add approach to investing, TPG Real Estate Partners leverages the full resources of TPG's global network to optimize property performance and enhance platform capabilities. Through its investments in various real estate operating platforms, including, without limitation, Parkway, Inc. (NYSE: PKY), Taylor Morrison Home Corporation (NYSE: TMHC), Evergreen Industrial Properties, Strategic Office Partners and Cushman & Wakefield, TPG Real Estate Partners provides direct insights to help inform our views on specific markets, economic and fundamental trends, sponsors, property types and underlying


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| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:44 EST | | 370571 TX 11 | 29* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

commercial real estate values. We believe this informational advantage enables us to identify and pursue favorable investment opportunities with differentiated insights.

- *Sourcing Capabilities*. In addition to our Manager's senior leadership team, TPG employs a team of experienced professionals with extensive experience directly originating loans and sourcing off-market investment opportunities and makes this team available to our Manager. The senior investment professionals on this team have an average of 17 years of commercial real estate investment experience. Collectively, the senior investment professionals provided by TPG to our Manager utilize broad, deep relationships in the real estate community, including owners, operators, developers and real estate brokers, as well as TPG's extensive network of relationships. These relationships have generated, and we believe will continue to generate, an attractive pipeline of commercial real estate loan opportunities for us in markets that exhibit favorable long-term demographics and real estate fundamentals.

- *Rigorous Credit Underwriting and Structuring Capacities*. Our Manager has established and fosters a thorough and disciplined credit culture, reflected in the process through which each investment is evaluated, that takes a bottom-up, equity-oriented approach to property underwriting. As part of our underwriting process, our Manager performs detailed credit and legal reviews and borrower background checks and evaluates each property's market, sponsorship, tenancy, occupancy and financial structure, and engages independent third-party appraisers, engineers and environmental experts to confirm our underwritten property values and assess the physical and environmental condition of our loan collateral. Prior to closing on a loan, our Manager's deal team inspects each property and assesses competitive properties in the surrounding market. Our Manager's process culminates with a comprehensive review of each potential investment by our Manager's investment committee. We believe that this rigorous approach enables our Manager to structure our loans to provide innovative solutions for our borrowers with appropriate downside protection to us, while maintaining a portfolio of assets with strong credit metrics that generate attractive risk-adjusted returns.

- *Proactive Asset Management*. We proactively manage the assets in our portfolio from closing to final repayment. We are party to an agreement with Situs Asset Management, LLC ("Situs"), one of the largest commercial mortgage loan servicers, pursuant to which Situs provides us with dedicated asset management employees for performing asset management services pursuant to our proprietary guidelines. This dedicated asset management team maintains regular contact with borrowers, co-lenders and local market experts to monitor the performance of the underlying collateral, anticipate borrower, property and market issues and, to the extent necessary or appropriate, enforce our rights as the lender. In addition to anticipating performance issues, the asset management team seeks to identify loans that are likely to prepay and to proactively restructure these loans to preserve their duration, cash flow and investment earnings to us. Regular, proactive contact by the dedicated asset management team with our borrowers also provides our Manager with the opportunity to identify prospective origination opportunities for us before those opportunities are brought to the larger market. In addition, we also contract with a third-party servicer to service our loans pursuant to our proprietary guidelines.

Our Investment Strategy

The loans we target for origination and investment typically have the following characteristics:

- Unpaid principal balance greater than $50 million;

- Stabilized LTV of less than 70% with respect to individual properties;


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| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:44 EST | | 370571 TX 12 | 27* |
| PROSPECTUS | | NYM | | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

- Floating rate loans tied to LIBOR and spreads of 350 to 700 basis points over LIBOR;

- Secured by properties primarily in the office, mixed use, multifamily, industrial, retail and hospitality real estate sectors in primary and select secondary markets in the U.S. with multiple demand drivers, such as employment growth, medical infrastructure, universities, convention centers and attractive cultural and lifestyle amenities; and

- Well-capitalized sponsors with substantial experience in particular real estate sectors and geographic markets.

We believe that our current investment strategy provides significant opportunities to our stockholders for attractive risk-adjusted returns over time. However, to capitalize on the investment opportunities at different points in the economic and real estate investment cycle, we may modify or expand our investment strategy. We believe that the flexibility of our strategy supported by our Manager's significant commercial real estate experience and the extensive resources of TPG and TPG Real Estate will allow us to take advantage of changing market conditions to maximize risk-adjusted returns to our stockholders.

Our Target Assets

We invest primarily in commercial mortgage loans and other commercial real estate-related debt instruments, focusing on loans secured by properties primarily in the office, mixed use, multifamily, industrial, retail and hospitality real estate sectors in primary and select secondary markets in the U.S., including, but not limited to, the following:

- ***Commercial Mortgage Loans***. We intend to continue to focus on directly originating and selectively acquiring first mortgage loans. These loans are secured by a first mortgage lien on a commercial property, may vary in duration, predominantly bear interest at a floating rate, may provide for regularly scheduled principal amortization and typically require a balloon payment of principal at maturity. These investments may encompass a whole commercial mortgage loan or may include a *pari passu* participation within a commercial mortgage loan.

- ***Other Commercial Real Estate-Related Debt Instruments***. Although we expect that originating and selectively acquiring commercial first mortgage loans will be our primary area of focus, we also expect to opportunistically originate and selectively acquire other commercial real estate-related debt instruments, subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and exclusion or exemption from regulation under the Investment Company Act, including, but not limited to, subordinate mortgage interests, mezzanine loans, secured real estate securities, note financing, preferred equity and miscellaneous debt instruments.

Our portfolio currently consists of predominantly floating rate first mortgage loans secured by multi-family, hotel, office, industrial, condominium, mixed use, retail and other assets. While our target assets include other forms of real estate debt, we expect that the majority of our assets following this offering will be consistent with our current portfolio, with the exception that we expect a reduction in our exposure to construction loans and loans secured by residential condominiums.

The allocation of our capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to different prevailing market conditions. We may structure our investments using one or more of our target assets in order to employ structural leverage onto our balance sheet. In addition, in the future, we may invest in assets other than our target assets or change our target assets, in each case subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion or exemption from regulation under the Investment Company Act.



Our Portfolio

As of March 31, 2017, our portfolio consisted of 54 first mortgage loans (or interests therein) with an aggregate unpaid principal balance of $2.6 billion and four mezzanine loans with an aggregate unpaid principal balance of $58.5 million, and collectively having a weighted average credit spread of 5.2%, a weighted average all-in yield of 6.6%, a weighted average term to extended maturity (assuming all extension options have been exercised by borrowers) of 3.0 years and a weighted average LTV of 58.3%. As of March 31, 2017, 97.2% of the loan commitments in our portfolio consisted of floating rate loans, and 97.6% of the loan commitments in our portfolio consisted of first mortgage loans (or interests therein). We also had $577.5 million of unfunded loan commitments as of March 31, 2017, our funding of which is subject to satisfaction of borrower milestones. As of March 31, 2017, approximately 73% of our loans (measured by commitment) were secured by properties located in the ten largest U.S. metropolitan areas, and approximately 88% of our loans (measured by commitment) were secured by properties located in the 25 largest U.S. metropolitan areas. In addition, as of March 31, 2017, we held six CMBS investments, with an aggregate face amount of $97.9 million and a weighted average yield to final maturity of 4.4%.

From our inception through March 31, 2017, we have sustained no credit losses or impairments.

As of March 31, 2017, our portfolio, excluding our investments in CMBS, had the following diversification statistics based on loan commitments:





Geography–Loans ($3.2 Billion)
By Loan Commitment ($)(1)
Multiple 2.2%
Other (<= 2%) 4.5%
CO 2.3%
MN 2.4%
WA 2.7%
TX 3.1%
IL 3.6%
VA 3.9%
GA 5.6%
FL 13.0%
CA 23.9%
NY 32.9%
(1) Amounts may not sum to 100% due to rounding.

Property Type–Loans ($3.2 Billion)
By Loan Commitment ($)(1)
Office
Hotel
Condominium
Multifamily
Retail
Industrial
Mixed-Use
Other
0.3%
3.6%
3.7%
6.1%
10.2%
26.2%
24.1%
25.8%
(1) Amounts may not sum to 100% due to rounding.


200F=RzMR2rFWzMpu

| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PR3-1071 12.2.9 | LSW davip0cm | 20-Jun-2017 03:41 EST | | 370571 TX 14 | 41* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP g11z34-10.0 g83j90-10.0 | PS PMT | 4C |

As of March 31, 2017, our investments in CMBS had the following diversification statistics based on unpaid principal balance:



Geography–CMBS ($97.9 Million)

By Unpaid Principal Balance[1]

- Other[2] 26.1%
- MD 2.5%
- CO 3.7%
- PA 4.7%
- TX 5.1%
- NY 6.7%
- CA 51.2%

[1] Amounts may not sum to 100% due to rounding.

[2] Other includes remaining states and mortgage loans defeased with U.S. Treasury bonds.



Property Type–CMBS ($97.9 Million)

By Unpaid Principal Balance[1]

- ■ Multifamily ■ Office ■ U.S. Treasuries
- 8.6%
- 8.3%
- 83.1%

[1] Amounts may not sum to 100% due to rounding.

As of March 31, 2017, 97.2% of the loan commitments in our portfolio consisted of floating rate loans, and 97.6% of the loan commitments in our portfolio consisted of first mortgage loans (or interests therein):



Fixed vs. Floating–Loans ($3.2 Billion)

By Loan Commitment ($)

- ■ Floating ■ Fixed
- Fixed 2.8%
- Floating 97.2%



Loan Type ($3.2 Billion)

By Loan Commitment ($)

- ■ First Mortgage Loan (or Interest Therein) ■ Mezzanine Loan
- Mezzanine Loan 2.4%
- First Mortgage Loan (or Interest Therein) 97.6%

As of May 31, 2017, we held 13 loans secured by condominium units involving approximately $794.9 million of loan commitments, $514.4 million of carrying value and 1.0 million of remaining sellable square feet.


200F=RzMR35HhR#p8

| PROJECT BARTON (TPG) | Donnelley Financial | AZ0151AM026135 12.2.9 | LSW sandr0px | 20-Jun-2017 23:49 EST | | 370571 TX 15 | 37* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

Of this square footage, approximately 1.0 million square feet are comprised of residential condominium units and 8,800 square feet are comprised of a single retail condominium unit. Our credit and underwriting procedures generally seek to limit our economic exposure to risks due to failure to complete the condominium project, cost overruns, declines in selling prices or the pace of condominium unit sales. We typically employ various credit and structural protections in our condominium loan agreements, including pre-sale requirements with meaningful cash deposits, accelerated minimum release prices and completion guarantees. Consequently, our weighted average net loan exposure per square foot for unsold condominium units was $445, or approximately 53.7% of $829, which is the weighted average net sales price per square foot for condominium units subject to executed sales contracts as of May 31, 2017.


Financing Strategy and Financial Risk Management


As part of our leverage strategy, we have financed ourselves through a combination of secured revolving repurchase facilities, non-recourse CLO financing and asset-specific financing structures. In certain instances, we originate our mezzanine loans in connection with the contemporaneous issuance of a first mortgage loan to a third-party lender or the non-recourse transfer of a first mortgage loan originated by us. In either case, the senior mortgage loan is not included on our balance sheet, and we refer to such senior loan interest as a "non-consolidated senior interest." When we originate a loan in connection with the contemporaneous issuance or the non-recourse transfer of a non-consolidated senior interest, we retain on our balance sheet a mezzanine loan. Over time, in addition to these types of financings, we may use other forms of leverage, including secured and unsecured warehouse facilities, structured financing, derivative instruments and public and private secured and unsecured debt issuances by us or our subsidiaries. We generally seek to match-fund and match-index our investments by minimizing the differences between the durations and indices of our investments and those of our liabilities, respectively, including in certain instances through the use of derivatives; however, under certain circumstances, we may determine not to do so or we may otherwise be unable to do so. We may also issue additional equity, equity-related and debt securities to fund our investment strategy.

Investment Guidelines

Upon completion of this offering, our board of directors will have approved the following investment guidelines:

- No investment will be made that would cause us to fail to maintain our qualification as a REIT under the Internal Revenue Code.

- No investment will be made that would cause us or any of our subsidiaries to be required to be registered as an investment company under the Investment Company Act.

- Our Manager will seek to invest our capital in our target assets.

- Prior to the deployment of our capital into our target assets, our Manager may cause our capital to be invested in any short-term investments in money market funds, bank accounts, overnight repurchase agreements with primary Federal Reserve Bank dealers collateralized by direct U.S. government obligations and other instruments or investments determined by our Manager to be of high quality.

- Not more than 25% of our Equity (as defined in our Management Agreement (as defined below) with our Manager) may be invested in any individual investment without the approval of a majority of our independent directors (it being understood, however, that for purposes of the foregoing concentration limit, in the case of any investment that is comprised (whether through a structured


200F=RzMR5@tk4xH4

PROJECT BARTON (TPG)	Donnelley Financial	NC8600AC691586 12.2.12	LSW whitd0cm	30-Jun-2017 05:44 EST		370571 TX 16	43*
PROSPECTUS			NYM	21-Jun-2017 06:25 EST	COMP	PS PMT	1C

investment vehicle or other arrangement) of securities, instruments or assets of multiple portfolio issuers, such investment for purposes of the foregoing limitation will be deemed to be multiple investments in such underlying securities, instruments and assets and not the particular vehicle, product or other arrangement in which they are aggregated).

- Any investment in excess of $300 million requires the approval of a majority of our independent directors.

These investment guidelines may be amended, supplemented or waived pursuant to the approval of our board of directors (which must include a majority of our independent directors) from time to time, but without the approval of our stockholders.


Recent Developments


Book Value per Share

We anticipate the book value per share of our common stock and Class A common stock will be between approximately $24.85 and $24.93 per share as of June 30, 2017. On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from our existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. In addition, on June 30, 2017, we declared a cash dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million. See "—Cash and Drawdown of Equity Capital Commitments" and "—Cash Dividends" below. This estimated range of book value per share does not reflect the stock dividend, which is discussed below. See "—Stock Dividend." The estimated range of the book value per share of our common stock and our Class A common stock is preliminary and subject to completion of our normal quarterly closing and review procedures for the quarter ended June 30, 2017, which we have begun. Given the timing of this estimate, however, the actual book value per share of our common stock and our Class A common stock as of June 30, 2017 may differ materially, including as a result of our quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for the quarter ended June 30, 2017 are finalized. You should not place undue reliance on this estimate. This estimated range has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subjected to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this estimate.



PROJECT BARTON (TPG)	Donnelley Financial	NC8600AC691586 12.2.12	LSW whitd0cm	30-Jun-2017 05:45 EST		370571 TX 17	59*
PROSPECTUS			NYM	21-Jun-2017 06:25 EST	COMP	PS PMT	1C

Our Portfolio

*Closed Origination*s

During the three months ended March 31, 2017, we originated five first mortgage loans, including two non-consolidated senior interests, and two mezzanine loans with an aggregate commitment amount of $343.4 million, an aggregate initial funding amount of $194.8 million, an aggregate deferred funding commitment of $57.1 million, a weighted average credit spread of LIBOR plus 5.6%, a weighted average term to extended maturity of 4.9 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 63.6%. These loans were funded with a combination of cash on hand, borrowings of approximately $129.0 million under our secured revolving repurchase facilities and note-on-note financing arrangements and the sale of non-consolidated senior interests of $91.5 million.

From April 1, 2017 through June 30, 2017, we originated three first mortgage loans with an aggregate commitment amount of $332.4 million, an aggregate initial funding amount of $283.1 million, an aggregate deferred funding commitment of $49.3 million, a weighted average credit spread of LIBOR plus 3.9%, a weighted average term to extended maturity of 4.3 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 66.8%. These loans were funded with a combination of cash on hand and borrowings of approximately $154.5 million under our secured revolving repurchase facilities. With respect to one of these loans, we expect to borrow approximately $60.9 million under one of our secured revolving repurchase facilities, although there can be no assurance that this borrowing will occur in the size contemplated, or at all.

From April 1, 2017 through June 30, 2017, we purchased four CMBS investments with an aggregate face amount of $59.6 million and a weighted average yield to final maturity of 2.1%. Two of the CMBS investments with an aggregate face amount of $19.8 million had a rating of AAA/AAA. The remaining two CMBS investments with an aggregate face amount of $39.8 million are bonds supported by project loans that are backed by the full faith and credit of the U.S. Treasury. These investments were funded with a combination of cash on hand and borrowings of $18.4 million.

Repayments

From April 1, 2017 through June 30, 2017, we received principal repayments totaling $762.7 million with respect to ten first mortgage loans that were repaid in full. The weighted average credit spread of these loans, based on unpaid principal balance at the time of repayment in full, was 5.3%. Proceeds from these loan repayments were utilized to retire approximately $359.1 million of borrowings under our CLO and approximately $184.3 million of borrowings under our secured revolving repurchase facilities. Amounts so repaid under our secured revolving repurchase facilities create additional borrowing capacity for new loan originations, subject to approval rights reserved to our lenders. The difference between aggregate loan repayments and aggregate repayments under our borrowing arrangements of approximately $219.3 million represents cash available to us to fund new loan investments.

From April 1, 2017 through June 30, 2017, we received principal repayments totaling $19.8 million with respect to two CMBS investments. Proceeds from these repayments were utilized to retire $18.4 million of borrowings under our secured revolving repurchase facilities. The difference between aggregate CMBS repayments and repayments under our secured revolving repurchase facilities of approximately $1.4 million represents cash available to us to fund new investments.



200F=RzMR5&jd&WHd

| **PROJECT BARTON (TPG)** | Donnelley Financial | NC8600AC0717932 12.2.12 | LSW lehml0cm | **30-Jun-2017 11:21 EST** | | **370571 TX 17.1** | **4*** |
| **PROSPECTUS** | | NYM | | **21-Jun-2017 06:25 EST** | **COMP** | PS PMT | 1C |

Portfolio Composition

Our loan portfolio was broadly diversified by property type as of March 31, 2017 and May 31, 2017:

As of March 31, 2017		As of May 31, 2017	
Property Type	**% of Commitments**	**Property Type**	**% of Commitments**
Office	26.2%	Office	26.8%
Hotel	25.8%	Condominium	25.8%
Condominium	24.1%	Hotel	19.8%
Multifamily	10.2%	Mixed-Use	10.1%
Retail	6.1%	Multifamily	7.6%
Industrial	3.7%	Retail	6.6%
Mixed-Use	3.6%	Industrial	2.9%
Other	0.3%	Other	0.3%
Total	100.0%[1]	Total	100.0%[1]

(1)   Amounts may not sum to 100% due to rounding.

Loan Pipeline

As of June 30, 2017, our loan origination pipeline consisted of 41 potential new commercial mortgage loan investments representing anticipated total loan commitments of approximately $3.8 billion. We are in various stages of our evaluation process with respect to these loans. We are reviewing but have not yet issued term sheets with respect to 29 of these potential loans. We have issued term sheets with respect to seven of these potential loans comprising $629.9 million of loan commitments which have not been executed by the potential borrowers.

As of June 30, 2017, in connection with five loans representing $494.2 million of anticipated loan commitments, prospective borrowers have executed non-binding term sheets, entered into a period of exclusivity with us with respect to the proposed loans, and paid to us expense deposits to cover the direct costs of our due diligence and underwriting process. These five potential loan investments have the following attributes, in the


200F=RzMR5@tsY%H/

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691586 12.2.12 | LSW whitd0cm | 30-Jun-2017 05:45 EST | | 370571 TX 18 | 50* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT 1C |

aggregate: $494.2 million of loan commitments; $424.9 million of estimated initial funding amount; an estimated LTV of 71.0%; and an expected weighted average credit spread of LIBOR plus 4.2%. We are currently completing our underwriting and negotiating definitive loan documents for each of these five potential loan investments. These loans remain subject to satisfactory completion of our underwriting and due diligence, definitive documentation and final approval by our Manager's investment committee. As a result, no assurance can be given that any of these loans will close on the anticipated terms or at all. We intend to fund these potential loan investments using capacity under our existing secured revolving repurchase facilities, existing cash and, depending upon the timing of closing, uncalled capital commitments, net proceeds from loan repayments, or net proceeds from this offering.

Debt Financing Arrangements

On June 8, 2017, we closed an amendment to our existing secured revolving repurchase facility with Wells Fargo Bank, National Association, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is May 2021. Additionally, on June 12, 2017, we closed an amendment to our existing secured revolving repurchase facility with Goldman Sachs Bank USA, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is August 2019.

We are currently negotiating an amendment to our existing secured revolving repurchase facility with Morgan Stanley Bank, N.A., an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $500 million from $250 million. The initial maturity of this facility is May 2019 and can be extended by us for additional one year periods, subject to approval by the lender. The number of extension options is not limited by the terms of this facility. We have not received a commitment to amend this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement to amend the facility upon the terms contemplated or other terms, or at all.

We have executed a term sheet and are completing documentation with Bank of America, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $500 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all. We have negotiated a term sheet with Citibank, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $250 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all.

Cash Dividends

On April 25, 2017, we paid a dividend of $21.3 million, or $0.5425 per share, to our Class A common and common stockholders of record as of March 31, 2017 (the declaration date) with respect to the first quarter of 2017.

On June 30, 2017, we declared a dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million, which dividend is payable on July 25, 2017 to holders of record of our common stock and our Class A common stock as of June 30, 2017.

Cash and Drawdown of Equity Capital Commitments

As of June 30, 2017, we had cash and cash equivalents of $201.0 million.

On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A


200F=RzMR5@wvTdp\

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691586 12.2.12 | LSW whitd0cm | 30-Jun-2017 05:51 EST | | 370571 TX 19 | 42* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. As of the date of this prospectus, we have drawn approximately $1.0 billion of capital commitments from our existing stockholders and have approximately $198.9 million of undrawn capital commitments. Our existing stockholders' obligations to purchase additional shares of our stock from the undrawn portion of their capital commitments will terminate upon the completion of this offering.

Stock Dividend

On July 3, 2017, we declared a stock dividend that will result in the issuance of an additional 9,224,269 shares of our common stock and an additional 230,815 shares of our Class A common stock shares. The stock dividend will be paid upon the completion of this offering to holders of record of our common stock and our Class A common stock as of July 3, 2017. The payment of the stock dividend is contingent on the completion of this offering. Investors in this offering will not receive shares of our common stock or Class A common stock in connection with this stock dividend.

Other Balance Sheet Information

As of June 30, 2017:

- the approximate aggregate unpaid principal balance of our loan portfolio was $2.2 billion and we had approximately $502.7 million of unfunded loan commitments;
- the approximate weighted average credit spread of our loan portfolio was L+5.09%;
- the approximate weighted average LTV of our loan portfolio was 60.2%;
- we had cash and cash equivalents of approximately $201.0 million;
- there have been no loan impairments or loan loss reserves recorded since March 31, 2017, and there have been no material changes in our loan risk ratings since March 31, 2017; and
- the approximate unpaid principal balance of borrowings used to finance our loan portfolio was $1.5 billion, comprised of:
  - CLO borrowings of $167.3 million;
  - borrowings under our secured revolving repurchase facilities of $1.1 billion; and
  - borrowings under note-on-note financing arrangements of $231.9 million.


Summary Risk Factors


An investment in our common stock involves risks. You should carefully consider the following risk factors, together with the information set forth under "Risk Factors" and all other information in this prospectus, before making a decision to invest in our common stock.

- We depend on our Manager and the personnel of TPG provided to our Manager for our success. We may not find a suitable replacement for our Manager if our Management Agreement is terminated, or if key personnel cease to be employed by TPG or otherwise become unavailable to us, which would materially and adversely affect us.

- Other than any dedicated or partially dedicated chief financial officer that our Manager may elect to provide to us, the TPG personnel provided to our Manager, as our external manager, are not required to dedicate a specific portion of their time to the management of our business.

- Our Manager manages our portfolio pursuant to very broad investment guidelines and is not required to seek the approval of our board of directors for each investment, financing, asset allocation or hedging decision made by it, which may result in our making riskier loans and other investments and which could materially and adversely affect us.


200F=RzMR5Y74z2H.

PROJECT BARTON (TPG)	Donnelley Financial	NC8600AC691579 12.2.12	LSW valed0cm	**29-Jun-2017 03:29 EST**	**370571 TX 19.1** 2*
PROSPECTUS		NYM		**21-Jun-2017 06:25 EST** **COMP**	PS PMT 1C

- Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make certain loans or other investments, including speculative investments, which increase the risk of our portfolio.

- We may compete with existing and future TPG Funds, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and result in decisions that are not in the best interests of our stockholders.

- We do not own the TPG name, but we may use it as part of our corporate name pursuant to a trademark license agreement with an affiliate of TPG. Use of the name by other parties or the termination of our trademark license agreement may harm our business.

- Commercial real estate debt instruments that are secured or otherwise supported, directly or indirectly, by commercial property are subject to delinquency, foreclosure and loss, which could materially and adversely affect us.



| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PR3-0686 12.2.12 | LSW pattj0cm | 29-Jun-2017 21:27 EST | | 370571 TX 20 | 35* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

- We intend to originate or acquire transitional loans, which will involve greater risk of loss than stabilized commercial mortgage loans.

- We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive investments in our target assets, which could have a material adverse effect on us.

- Interest rate fluctuations could significantly decrease our ability to generate income on our investments, which could materially and adversely affect us.

- Prepayment rates may adversely affect our financial performance and cash flows and the value of certain of our investments.

- Our investment strategy and guidelines, asset allocation and financing strategy may be changed without stockholder consent.

- We have a significant amount of debt, which subjects us to increased risk of loss, and our charter and bylaws contain no limitation on the amount of debt we may incur or have outstanding.

- There can be no assurance that we will be able to obtain or utilize additional financing arrangements in the future on similar or more favorable terms, or at all.

- If we fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

- Complying with REIT requirements may cause us to forego otherwise attractive investment opportunities.

- Maintenance of our exemptions from registration as an investment company under the Investment Company Act imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

- There has been no public market for our common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the liquidity and market price of our common stock and make it difficult for investors to sell their shares on favorable terms when desired.

Our Structure

To date, we have conducted private offerings of our stock to investors in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and other applicable securities laws. At the closing of each private offering, investors made capital commitments to purchase our stock from time to time at our option at the book value per share prevailing at the end of the most recent quarter. As of the date of this prospectus, we have drawn approximately $1.0 billion of capital commitments from our existing stockholders and have approximately $198.9 million of undrawn capital commitments. Our existing stockholders' obligations to purchase additional shares of stock from the undrawn portion of their capital commitments will terminate upon the completion of this offering. We have no obligation under the subscription agreements with our existing stockholders to sell shares to them in connection with this offering.

The following chart summarizes our organizational structure and equity ownership immediately after giving effect to our stock dividend described above under "—Recent Developments—Stock Dividend" and this offering. This chart is provided for illustrative purposes only and does not show all of our legal

PROJECT BARTON (TPG) Donnelley Financial VDI-W7-PR3-0686 12.2.12 LSW pattj0cm 29-Jun-2017 22:32 EST 370571 TX 21 19*
PROSPECTUS NYM 21-Jun-2017 06:25 EST COMP g63d12-9.0 PS PMT 1C



entities or ownership percentages of such entities (all percentages are calculated assuming (1) no exercise of the underwriters' option to purchase additional shares of our common stock and (2) an initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus).



Investors in Offering
Directors, Director Nominees and Officers
Existing Stockholders (other than TPG)
TPG
12.3%(2)
Less than one percent(1)
69.3%
18.1%
100%
TPG RE Finance Trust, Inc. (Maryland) (REIT)
Management Agreement
TPG RE Finance Trust Management, L.P. (Delaware)
100%
TPG RE Finance Trust Holdco, LLC (Delaware)
100%
Investment and Financing Subsidiaries
CLO Issuer
Taxable REIT Subsidiaries (TRS)

(1) Includes (a) 2,452 shares of Class A common stock that are held by our Manager and subject to vesting on August 17, 2017 (upon vesting the shares will be delivered to one of our executive officers) and (b) 197,991 shares of common stock that are held by TPG RE Finance Trust Equity, L.P. (certain of our executive officers and directors have the right to acquire voting and investment power over these shares). The shares in the immediately preceding sentence have been excluded from the shares held by TPG for purposes of calculating TPG's beneficial ownership percentage.

(2) TPG holds an aggregate of 7,441,840 shares of our stock consisting of: (a) 1,811,251 shares of our common stock held by TPG Holdings III, L.P., (b) 4,693,915 shares of our common stock held by TPG/NJ (RE) Partnership, L.P., (c) 207,714 shares of our Class A common stock held by our Manager and (d) 728,960 shares of our Class A common stock held by TPG RE Finance Trust Equity, L.P.

Management Agreement

On December 15, 2014, we entered into a management agreement with our Manager (the "pre-IPO Management Agreement"). Upon the completion of this offering, our pre-IPO Management Agreement will terminate,



200F=RzMR2s8gpnHY

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:45 EST | | 370571 TX 22 | 19* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

without payment of any termination fee to our Manager, and we will enter into a new management agreement with our Manager. We refer to the new management agreement between us and our Manager as our "Management Agreement."

Pursuant to our Management Agreement, our Manager will manage our investments and our day-to-day business and affairs in conformity with our investment guidelines and other policies that are approved and monitored by our board of directors. Our Manager will be responsible for, among other matters: (1) the selection, origination or acquisition, asset management and sale of our portfolio investments; (2) our financing activities; and (3) providing us with investment advisory services. Our Manager will also be responsible for our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our investments and business and affairs as may be appropriate. Subject to compliance with our investment guidelines approved by our board of directors at such time, our Manager's investment committee approves our investments, dispositions and financings and determines our investment strategy, portfolio holdings and financing and leverage strategies.

The initial term of our Management Agreement will end on the third anniversary of the completion of this offering and will be automatically renewed for a one-year term each anniversary thereafter unless previously terminated as described below. Our independent directors will review our Manager's performance and the fees that may be payable to our Manager annually and, following the initial term, our Management Agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors, based upon: (1) unsatisfactory performance by our Manager that is materially detrimental to us and our subsidiaries taken as a whole; or (2) their determination that the base management fee and incentive compensation, taken as a whole, payable to our Manager is not fair, subject to our Manager's right to prevent any termination due to unfair fees by accepting a reduction of fees agreed to by at least two-thirds of our independent directors. We must provide our Manager 180 days' prior written notice of any such termination. Unless terminated for a cause event, as defined under the heading "Our Manager and Our Management Agreement—Management Agreement," our Manager will be paid a termination fee as described below next to the caption "Termination Fee."

We may also terminate our Management Agreement at any time, including during the initial term, without the payment of any termination fee, with at least 30 days' prior written notice from us, upon the occurrence of a cause event. Our Manager may terminate our Management Agreement if we become required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee to our Manager. Our Manager may also decline to renew our Management Agreement by providing us with 180 days' prior written notice, in which case we would not be required to pay a termination fee to our Manager. In addition, if we breach our Management Agreement in any material respect or are otherwise unable to perform our obligations thereunder and the breach continues for a period of 30 days after written notice to us, our Manager may terminate our Management Agreement upon 60 days' written notice. If our Management Agreement is terminated by our Manager upon our material breach, we would be required to pay our Manager the termination fee described above.

The following table summarizes the fees and expense reimbursements that we will pay to our Manager:

Type	Description
Base Management Fee	The greater of $250,000 per annum ($62,500 per quarter) and 1.50% per annum (0.375% per quarter) of our "Equity." The base management fee is payable in cash, quarterly in arrears. "Equity" means: (1) the sum of (a) the net proceeds received by us from all issuances of our stock (for purposes of calculating this amount, the net proceeds received by us from all issuances of our outstanding stock prior to the completion of this offering equals approximately $1.0 billion), plus (b) our cumulative "Core Earnings" (as defined below) for the period commencing on the completion of this offering to the end of the most recently completed calendar quarter, and


200F=RzMR5@r@XsHh

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC0717932 12.2.12 LSWlehml0cm | 30-Jun-2017 05:41 EST | 370571 TX 23 | 34* |
| PROSPECTUS | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT 1C |

Type	Description

(2) less (a) any distributions to our stockholders following the completion of this offering, (b) any amount that we or any of our subsidiaries have paid to repurchase for cash our stock following the completion of this offering and (c) any incentive compensation earned by our Manager following the completion of this offering. With respect to that portion of the period from and after the completion of this offering that is used in the calculation of incentive compensation, which is described below, or the base management fee, all items in the foregoing sentence (other than our cumulative Core Earnings) will be calculated on a daily weighted average basis.

Incentive Compensation . . . . Our Manager will be entitled to incentive compensation which will be calculated and payable in cash with respect to each calendar quarter following the completion of this offering (or part thereof that our Management Agreement is in effect) in arrears in an amount, not less than zero, equal to the difference between: (1) the product of (a) 20% and (b) the difference between (i) our Core Earnings for the most recent 12-month period (or such lesser number of completed calendar quarters, if applicable), including the calendar quarter (or part thereof) for which the calculation of incentive compensation is being made (the "applicable period"), and (ii) the product of (A) our Equity in the most recent 12-month period (or such lesser number of completed calendar quarters, if applicable), including the applicable period, and (B) 7% per annum; and (2) the sum of any incentive compensation paid to our Manager with respect to the first three calendar quarters of the most recent 12-month period (or such lesser number of completed calendar quarters preceding the applicable period, if applicable). No incentive compensation will be payable to our Manager with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters (or such lesser number of completed calendar quarters following the completion of this offering) is greater than zero.

As used herein, "Core Earnings" means the net income (loss) attributable to holders of our common stock and Class A common stock, computed in accordance with generally accepted accounting principles ("GAAP"), including realized gains and losses not otherwise included in net income (loss), and excluding (1) non-cash equity compensation expense, (2) the incentive compensation earned by our Manager, (3) depreciation and amortization, (4) any unrealized gains or losses or other similar non-cash items that are included in net income for the applicable period, regardless of whether such items are included in other comprehensive income or loss or in net income and (5) one-time events pursuant to changes in GAAP and certain material non-cash income or expense items, in each case after discussions between our Manager and our independent directors and approved by a majority of our independent directors. Pursuant to the terms of our Management Agreement, the exclusion of depreciation and amortization from the calculation of Core Earnings only applies to debt investments related to real estate to the extent that we foreclose upon the property or properties collateralizing such debt investments.



| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:45 EST | 370571 TX 24 | 29* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT 1C |

Type	Description
Reimbursement of Expenses	We will be required to reimburse our Manager or its affiliates for documented costs and expenses incurred by it and its affiliates on our behalf except those specifically required to be borne by our Manager or its affiliates under our Management Agreement. Our reimbursement obligation will not be subject to any dollar limitation. Our Manager or its affiliates will be responsible for, and we will not reimburse our Manager or its affiliates for, the expenses related to the personnel of our Manager and its affiliates who provide services to us. However, we will reimburse our Manager for our allocable share of the compensation (including, without limitation, annual base salary, bonus, any related withholding taxes and employee benefits) paid to (1) our Manager's personnel serving as our chief financial officer based on the percentage of his or her time spent managing our affairs and (2) other corporate finance, tax, accounting, internal audit, legal risk management, operations, compliance and other non-investment personnel of our Manager or its affiliates who spend all or a portion of their time managing our affairs, based on the percentage of time devoted by such personnel to our and our subsidiaries' affairs. We reimbursed our Manager and its affiliates for expenses of $297,000 from December 28, 2014 (commencement of operations) through December 31, 2016. Based on our current operating budget, we expect to reimburse our Manager and its affiliates for expenses of $940,000 (excluding deal-related costs) for the year ending December 31, 2017, although the actual amount reimbursed may vary materially from such estimate. As of March 31, 2017, we have not paid our Manager any reimbursements for 2017. For more information on the expenses we will be required to reimburse to our Manager and its affiliates, see "Our Manager and Our Management Agreement—Management Agreement—Base Management Fee, Incentive Compensation and Expense Reimbursements."
Termination Fee	Termination fee equal to three times the sum of (x) the average annual base management fee and (y) the average annual incentive compensation earned by our Manager, in each case during the 24-month period immediately preceding the most recently completed calendar quarter prior to the date of termination or, if such termination occurs within the next two years, and such termination fee is payable, the base management fees and the incentive compensation will be annualized for such two-year period based on such fees actually received by our Manager during such period.
	The termination fee will be payable to our Manager upon termination of our Management Agreement by us absent a cause event or by our Manager if we materially breach our Management Agreement.

We expect the base management fees payable to our Manager to increase under our Management Agreement as compared to under our pre-IPO Management Agreement because of an increase in the fee rate (to 1.50% from 1.25%), and a change in the method of calculating the amount of equity to which the fee rate is applied. As a result, we expect incentive compensation will decrease.

To quantify the net impact on combined base management fees and incentive compensation paid, we calculated the estimated base management fees and incentive compensation that would have been paid by us to



200F=RzMR2s8x9apX

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:45 EST | | 370571 TX 25 | 8* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS   PMT | 1C |

our Manager during 2016 if our Management Agreement went into effect on January 1, 2016, and compared it to the actual base management fees and incentive compensation earned by our Manager in 2016 under our pre-IPO Management Agreement. Set forth below is a table comparing the results (dollars in thousands):

	Management Agreement (Hypothetical)	Pre-IPO Management Agreement (Actual)	Increase/(Decrease)
Base Management Fee	$12,255	$ 8,816	$3,439
Incentive Compensation	2,816	3,687	(871)
Total	$15,073	$12,817	$2,568

In addition to the fees and expense reimbursements we will pay to our Manager pursuant to our Management Agreement, our Manager acts as collateral manager for the CLO we issued in our Formation Transaction. For acting as the CLO's collateral manager pursuant to a separate collateral management agreement, we pay our Manager a collateral management fee equal to 0.075% per annum of the aggregate par amount of the loans in the CLO. As of December 31, 2016 and 2015, the aggregate par amount of the loans in the CLO was approximately $712.4 million and $1.3 billion, respectively. As of March 31, 2017 and 2016, the aggregate par amount of the loans in the CLO was approximately $675.0 million and $1.3 billion, respectively. Pursuant to an arrangement we have had with our Manager prior to this offering, we have been entitled to reduce the base management fee payable to our Manager under our pre-IPO Management Agreement by an amount equal to the collateral management fee our Manager is entitled to receive for acting as the collateral manager for the CLO. Upon the completion of this offering, our Manager will be entitled to earn a collateral management fee for acting as the collateral manager for the CLO without any reduction or offset right to the base management fee payable to our Manager under our Management Agreement. The analysis presented in the table preceding this paragraph does not incorporate the reduction or offset right referenced herein.

Conflicts of Interest

Our Management Agreement expressly provides that it does not (1) prevent our Manager or any of its affiliates, officers, directors or employees from engaging in other businesses or from rendering services of any kind to any other person or entity, whether or not the investment objectives or policies of any such other person or entity are similar to those of ours, including, without limitation, the sponsoring, closing and/or managing of any TPG Fund that employs investment objectives or strategies that overlap, in whole or in part, with our investment guidelines, (2) in any way restrict or otherwise limit our Manager or any of its affiliates, officers, directors or employees from buying, selling or trading any securities or commodities for their own accounts or for the account of others for whom our Manager or any of its affiliates, officers, directors or employees may be acting, or (3) prevent our Manager or any of its affiliates from receiving fees or other compensation or profits from activities described in clause (1) or (2) above, which will be for our Manager's (and/or its affiliates') sole benefit. However, for so long as our Management Agreement is in effect and TPG controls our Manager, neither our Manager nor TPG Real Estate Management, LLC, which is the manager of TPG Real Estate Partners, will directly or indirectly form any other public vehicle in the U.S. whose strategy is to primarily originate, acquire and manage performing commercial mortgage loans.

TPG has not previously sponsored any other public or private funds that have investment objectives similar to ours, in that no such prior funds have focused primarily on originating, acquiring and managing performing commercial mortgage loans and CMBS. However, following development of its real estate strategy in 2009, TPG formed and sponsored TPG Real Estate Partners II, L.P. (together with its related investment vehicles, "TREP II") in 2012. TREP II is a series of private funds that invests principally in real estate and real estate-related investments in North America and Europe. TREP II focuses primarily on investments in real estate-rich companies, property portfolios, private platforms, joint ventures, and real estate assets, which investments may be structured directly or indirectly through equity, debt or other interests. TREP II began operations in 2012, and its investment period is still open. In addition to its real estate-focused funds, certain private equity and

25


200F=RzMR2s8#=MpN

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:45 EST | | 370571 TX 26 | 31* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

alternative credit funds managed by TPG may also, from time to time, make real estate-related investments, including investments in real estate-related loans and debt securities, real estate-related equity securities and operating and platform companies. Of these private equity and alternative credit funds, there are currently two TPG Fund complexes that are making new investments that may include the origination, acquisition and management of mortgage-related loans and CMBS as a part of their primary investment strategy, which funds collectively had approximately $10.8 billion in aggregate capital commitments as of March 31, 2017.

Our Management Agreement expressly acknowledges that, while information and recommendations supplied to us will, in our Manager's reasonable and good faith judgment, be appropriate under the circumstances and in light of our investment guidelines and investment objectives and policies, such information and recommendations may be different in certain material respects from the information and recommendations supplied by our Manager or any affiliate of our Manager to others (including, for greater certainty, the TPG Funds and their investors, as described below). In addition, as acknowledged in our Management Agreement, (1) affiliates of our Manager sponsor, advise and/or manage one or more TPG Funds and may in the future sponsor, advise and/or manage additional TPG Funds and (2) to the extent any TPG Funds have investment objectives or guidelines that overlap with ours, in whole or in part, then, pursuant to TPG's allocation policy, investment opportunities that fall within such common objectives or guidelines will generally be allocated among our company and one or more of such TPG Funds on a basis that our Manager and applicable TPG affiliates determine to be fair and reasonable in their sole discretion, subject to the following considerations:

- our and the relevant TPG Funds' investment focuses and objectives;

- the TPG professionals who sourced the investment opportunity;

- the TPG professionals who are expected to oversee and monitor the investment;

- the expected amount of capital required to make the investment, as well as our and the relevant TPG Funds' current and projected capacity for investing (including for any potential follow-on investments);

- our and the relevant TPG Funds' targeted rates of return and investment holding periods;

- the stage of development of the prospective portfolio company or borrower;

- our and the relevant TPG Funds' respective existing portfolio of investments;

- the investment opportunity's risk profile;

- our and the relevant TPG Funds' respective expected life cycles;

- any investment targets or restrictions (e.g., industry, size, etc.) that apply to us and the relevant TPG Funds;

- our ability and the ability of the relevant TPG Funds to accommodate structural, timing and other aspects of the investment process; and

- legal, tax, contractual, regulatory or other considerations that our Manager and applicable TPG affiliates deem relevant.

Pursuant to the terms of our Management Agreement, we acknowledged and agreed that (1) as part of TPG's regular businesses, personnel of our Manager and its affiliates may from time to time work on other


200F=RzMR2s92f@p.

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC691579 12.2.9 | LSW valed0cm | 20-Jun-2017 04:45 EST | | 370571 TX 27 | 31* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

projects and matters (including with respect to one or more TPG Funds), and that conflicts may arise with respect to the allocation of personnel between us and one or more TPG Funds and/or our Manager and such other affiliates, (2) there may be circumstances where investments that are consistent with our investment guidelines may be shared with or allocated to (in lieu of us) one or more TPG Funds in accordance with TPG's allocation policy (as described above), (3) TPG Funds may invest, from time to time, in investments in which we may also invest (including at different levels of an issuer's or borrower's capital structure (for example, an investment by a TPG Fund in an equity or mezzanine interest with respect to the same portfolio entity in which we own a debt interest or vice versa) or in a different tranche of debt or equity with respect to an entity in which we have an interest) and while TPG will seek to resolve any such conflicts in a fair and equitable manner in accordance with TPG's allocation policy and its prevailing policies and procedures with respect to conflicts resolution among TPG Funds generally, such transactions are not required to be presented to our board of directors or any committee thereof for approval (unless otherwise required by our investment guidelines), and there can be no assurance that any such conflicts will be resolved in our favor, (4) our Manager and its affiliates may from time to time receive fees from portfolio entities or other issuers for the arranging, underwriting, syndication or refinancing of investments or other additional fees, including acquisition fees, loan servicing fees, special servicing fees, administrative fees or advisory or asset management fees, including with respect to TPG Funds and related portfolio entities, and while such fees may give rise to conflicts of interest we will not receive the benefit of any such fees, and (5) the terms and conditions of the governing agreements of such TPG Funds (including with respect to the economic, reporting and other rights afforded to investors in such TPG Funds) are materially different than the terms and conditions applicable to us and our stockholders, and neither we nor any of our stockholders (in such capacity) will have the right to receive the benefit of any such different terms and conditions applicable to investors in such TPG Funds as a result of an investment in us or otherwise. In addition, pursuant to the terms of our Management Agreement, our Manager is required to keep our board of directors reasonably informed on a periodic basis in connection with the foregoing. With regard to transactions that present conflicts contemplated by clause (3) above, our Manager is required to provide our board of directors with quarterly updates in respect of such transactions.

Pursuant to the terms of our Management Agreement, and subject to applicable law, our Manager is not permitted to consummate on our behalf any transaction that involves the sale of any investment to, or the acquisition of any investment or receipt of any financing from, TPG, any TPG Fund or any of their affiliates unless such transaction (1) is on terms no less favorable to us than could have been obtained on an arm's-length basis from an unrelated third party and (2) has been approved in advance by a majority of our independent directors. In addition, pursuant to the terms of our Management Agreement, it is agreed that our Manager will seek to resolve any conflicts of interest in a fair and equitable manner in accordance with TPG's allocation policy and its prevailing policies and procedures with respect to conflicts resolution among TPG Funds generally, but only those transactions referred to in this paragraph will be expressly required to be presented for approval to our independent directors or any committee thereof (unless otherwise required by our investment guidelines).

Our charter provides that, if any of our directors or officers who is also a partner, advisory board member, director, officer, manager, member, or shareholder of TPG (any such director or officer, a "TPG Director/Officer") acquires knowledge of a potential business opportunity, we renounce, on our behalf and on behalf of our subsidiaries, any potential interest or expectation in, or right to be offered or to participate in, such business opportunity to the maximum extent permitted from time to time by Maryland law. Accordingly, to the maximum extent permitted from time to time by Maryland law, (1) no TPG Director/Officer is required to present, communicate or offer any business opportunity to us or any of our subsidiaries and (2) the TPG Director/Officer, on his or her own behalf or on behalf of TPG, will have the right to hold and exploit any business opportunity, or to direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than us.


200F=RzMR2=kVV$pR

| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PFL-0950 12.2.9 | LSW gnanj0ma | **18-Jun-2017 22:29 EST** | | **370571 TX 28** | 36* |
| **PROSPECTUS** | | NYM | | **21-Jun-2017 06:25 EST** | **COMP** | PS PMT | 1C |

Distribution Policy

Following the completion of this offering, we intend to make regular quarterly distributions to our stockholders, consistent with our intention to continue to qualify as a REIT for U.S. federal income tax purposes. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, in order to satisfy the requirements for us to continue to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to our stockholders out of assets legally available therefor. REIT taxable income as computed for purposes of the foregoing tax rules will not necessarily correspond to our net income as determined for financial reporting purposes.

Distributions to our stockholders, if any, will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our historical and projected results of operations, cash flows and financial condition, our financing covenants, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, our REIT taxable income, applicable provisions of the Maryland General Corporation Law (the "MGCL") and such other factors as our board of directors deems relevant. Our results of operations, liquidity and financial condition will be affected by various factors, including the amount of our net interest income, our operating expenses and any other expenditures. The amount of the dividend declared per share of our common stock will determine the amount of the dividend declared per share of our Class A common stock.

To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Internal Revenue Code, we may be required to fund distributions from working capital or through equity, equity-related or debt financings or, in certain circumstances, asset sales, as to which our ability to consummate transactions in a timely manner on favorable terms, or at all, cannot be assured. In addition, we may choose to make a portion of a required distribution in the form of a taxable stock dividend to preserve our cash balance.

Currently, we have no intention to use any net proceeds from this offering to make distributions to our stockholders or to make distributions to our stockholders using shares of our stock.

Distributions to our stockholders, if any, will be generally taxable to them as ordinary income, although a portion of our distributions may be designated by us as capital gain or qualified dividend income, or may constitute a return of capital. For a more complete discussion of the tax treatment of distributions to holders of shares of our common stock, see "U.S. Federal Income Tax Considerations—Taxation of Stockholders."

Operating and Regulatory Structure

REIT Qualification

We have made an election to be taxed as a REIT for U.S. federal income tax purposes, commencing with our initial taxable year ended December 31, 2014. Our continued qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of shares of our capital stock. We have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and we believe that our current organization and intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT.



200F=RzMR5@r&jPp

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC0717932 12.2.12 | LSWlehml0cm | 30-Jun-2017 05:41 EST | | 370571 TX 29 | 36* |
| PROSPECTUS | | NYM | | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and generally will be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Accordingly, our failure to remain qualified as a REIT could materially and adversely affect us, including our ability to make distributions to our stockholders in the future. Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property. See "U.S. Federal Income Tax Considerations—Taxation of TPG RE Finance Trust, Inc."

Investment Company Act Exclusion or Exemption

We conduct, and intend to continue to conduct, our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Complying with provisions that allow us to avoid the consequences of registration under the Investment Company Act may at times require us to forego otherwise attractive opportunities and limit the manner in which we conduct our operations. We conduct our operations so that we are not an "investment company" as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. We believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we are primarily engaged in non-investment company businesses related to real estate. In addition, we intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will consist of "investment securities." Excluded from the term "investment securities" (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusions from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Our interests in wholly-owned or majority-owned subsidiaries that qualify for the exclusion pursuant to Section 3(c)(5)(C), as described below, or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), do not constitute "investment securities."

We hold our assets primarily through direct or indirect wholly-owned or majority-owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) of the Investment Company Act. We will classify our assets for purposes of certain of our subsidiaries' Section 3(c)(5)(C) exemption from the Investment Company Act based upon positions set forth by the SEC staff. Based on such positions, to qualify for the exclusion pursuant to Section 3(c)(5)(C), each such subsidiary generally is required to hold at least (i) 55% of its assets in "qualifying" real estate assets and (ii) at least 80% of its assets in "qualifying" real estate assets and real estate-related assets.

As a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to avoid the need to register under the Investment Company Act and cause the need for a restructuring of our investment portfolio. For example, these restrictions may limit our and our subsidiaries' ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of senior mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate; however, we and our subsidiaries may invest in such securities to a certain extent. In addition, seeking to avoid the need to register under the Investment Company Act may cause us



and/or our subsidiaries to acquire or hold additional assets that we might not otherwise have acquired or held or dispose of investments that we and/or our subsidiaries might not have otherwise disposed of, which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. Thus, avoiding registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially adversely affect our ability to pay distributions to our stockholders.

See "Risk Factors—Risks Related to Our Company—Maintenance of our exemptions from registration as an investment company under the Investment Company Act imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act. " and "Business—Operating and Regulatory Structure—Investment Company Act Exclusion or Exemption."

Restrictions on Ownership and Transfer of Shares

Our charter, subject to certain exceptions and after the application of certain attribution rules, restricts ownership of more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our charter also prohibits any person from directly or indirectly owning shares of our capital stock of any class or series if such ownership would result in us being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT.



200F=RzMR2=kabfp,

PROJECT BARTON (TPG)   Donnelley Financial   VDI-W7-PFL-0950 12.2.9   LSW gnanj0ma   **18-Jun-2017 22:29 EST**   **370571 TX 30**   38*

PROSPECTUS   NYM   **21-Jun-2017 06:25 EST**   **COMP**   PS   PMT   1C

Our charter generally provides that any shares of our capital stock owned or transferred in violation of the foregoing restrictions will be transferred to a charitable trust for the benefit of a charitable beneficiary, and the prohibited owner or transferee will acquire no rights in such shares. If the foregoing transfer to a charitable trust is ineffective for any reason to prevent a violation of these restrictions, then the transfer of such shares will be void ab initio.

No person may transfer shares of our capital stock or any interest in shares of our capital stock if the transfer would result in shares of our capital stock being beneficially owned by fewer than 100 persons. Any attempt to transfer shares of our capital stock in violation of this restriction will be void ab initio.

Corporate Information

Our principal executive offices are located at 888 Seventh Avenue, 35th Floor, New York, New York 10106, and our telephone number is (212) 601-7400. Our web address is www.tpgrefinancetrust.com. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.


200F=RzMR5@s2mjps

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC0717932 12.2.12 | LSWlehml0cm | 30-Jun-2017 05:41 EST | | 370571 TX 31 | 37* |
| PROSPECTUS | START PAGE | ■ | NYM | 21-Jun-2017 06:25 EST | COMP | PS | PMT | 1C |

The Offering

Shares of common stock offered by us . . . . 11,000,000 shares (plus up to an additional 1,650,000 shares that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares of our common stock).

Stock dividend . . . . 9,224,269 shares of our common stock and 230,815 shares of our Class A common stock. On July 3, 2017, we declared a stock dividend that will result in the issuance of these additional shares. The stock dividend will be paid upon the completion of this offering to holders of record of our common stock and our Class A common stock as of July 3, 2017. The payment of the stock dividend is contingent on the completion of this offering. Investors in this offering will not receive shares of our common stock or Class A common stock in connection with this stock dividend.

Shares of common stock outstanding after our stock dividend and this offering . . . . 59,476,488 shares (or 61,126,488 shares if the underwriters exercise their option to purchase additional shares of our common stock in full).[1]

Shares of Class A common stock outstanding after our stock dividend and this offering . . . . 1,213,026 shares. The preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Class A common stock are identical to the common stock, except (1) the Class A common stock is not a "margin security" as defined in Regulation U of the Board of Governors of the U.S. Federal Reserve System (and rulings and interpretations thereunder) and may not be listed on a national securities exchange or a national market system and (2) each share of Class A common stock is convertible at any time or from time to time, at the option of the holder, for one fully paid and nonassessable share of common stock. The Class A common stock votes together with the common stock as a single class.

Use of proceeds . . . . We expect to receive net proceeds from this offering of approximately $205.0 million (or approximately $236.8 million if the underwriters exercise their option to purchase additional shares of our

---

(1) Excludes (i) 1,213,026 shares of common stock issuable upon conversion of the outstanding shares of Class A common stock (each share of Class A common stock is convertible at any time and from time to time, at the option of the holder, for one share of common stock) and (ii) 4,551,713 shares of our common stock reserved for future issuance under our equity incentive plan (assuming 11,000,000 shares of our common stock are sold in this offering without giving effect to any exercise of the underwriters' option to purchase additional shares of our common stock). Our equity incentive plan provides for grants of equity-based awards up to an aggregate of 7.5% of the issued and outstanding shares of our stock upon the completion of our stock dividend and this offering (on a fully-diluted basis and including any shares of our common stock issued upon exercise of the underwriters' option to purchase additional shares of our common stock). See "Management—Equity Incentive Plan."



PROJECT BARTON (TPG)	Donnelley Financial	VDI-W7-PR3-0686 12.2.12	LSW pattj0cm	29-Jun-2017 22:30 EST		370571 TX 32	45*
PROSPECTUS			NYM	21-Jun-2017 06:25 EST	COMP	PS PMT	1C

common stock in full), assuming an initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to originate and acquire our target assets in a manner consistent with our investment strategy and investment guidelines described in this prospectus.

Until appropriate investments can be identified, our Manager may invest the net proceeds from this offering in money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations and other instruments or investments reasonably determined by our Manager to be of high quality and that are consistent with our intention to qualify as a REIT and maintain our exclusion or exemption from regulation under the Investment Company Act. These investments are expected to provide a lower net return than we seek to achieve from our target assets. In addition, prior to the time we have fully invested the net proceeds from this offering to originate or acquire our target assets, we may temporarily reduce amounts outstanding under our secured revolving repurchase facilities with a portion of the net proceeds from this offering.

See "Use of Proceeds."

Distribution policy . . . . Following the completion of this offering, we intend to make regular quarterly distributions to our stockholders, consistent with our intention to continue to qualify as a REIT for U.S. federal income tax purposes. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, in order to satisfy the requirements for us to continue to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to our stockholders out of assets legally available therefor.

Restrictions on ownership and
 transfer . . . . To assist us in qualifying as a REIT, our charter generally restricts ownership of our stock to no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our charter also prohibits any person from directly or indirectly owning shares of our capital stock of any class or series if such ownership would result in us being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT.

10b5-1 Purchase Plan . . . . Prior to the completion of this offering, we intend to enter into an agreement (the "10b5-1 Purchase Plan") with Goldman Sachs & Co. LLC, one of the underwriters in this offering. Pursuant to the 10b5-1



200F=RzMR5qzn7Spl

| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PR3-0686 12.2.12 | LSW pattj0cm | 29-Jun-2017 21:58 EST | | 370571 TX 33 | 22* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

Purchase Plan, Goldman Sachs & Co. LLC, as our agent, will buy in the open market up to $35.0 million in shares of our common stock in the aggregate during the period beginning four full calendar weeks following the completion of this offering and ending 12 months thereafter or, if sooner, the date on which all the capital committed to the 10b5-1 Purchase Plan has been exhausted. The 10b5-1 Purchase Plan will require Goldman Sachs & Co. LLC to purchase for us shares of our common stock when the market price per share is below the book value. The purchase of shares of our common stock by Goldman Sachs & Co. LLC for us pursuant to the 10b5-1 Purchase Plan is intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Exchange Act and will otherwise be subject to applicable law, including Regulation M under the Securities Act, which may prohibit purchases under certain circumstances. Under the 10b5-1 Purchase Plan, Goldman Sachs & Co. LLC will increase the volume of purchases made for us as the market price per share of our common stock declines below the book value, subject to volume restrictions imposed by the 10b5-1 Purchase Plan and Rule 10b-18 under the Exchange Act. For purposes of the 10b5-1 Purchase Plan, "book value" means, as of the date of any purchase, the book value per share of our common stock and Class A common stock as of the end of the most recent quarterly period for which financial statements are available, calculated in accordance with GAAP and adjusted to give effect to any subsequent cash distribution made to holders of our common stock and Class A common stock from and after the record date for such distribution. Purchases of shares of our common stock by Goldman Sachs & Co. LLC for us under the 10b5-1 Purchase Plan may result in the market price of our common stock being higher than the price that otherwise might exist in the open market. See "Risk Factors—Risks Related to our Common Stock and this Offering—Purchases of our common stock by Goldman Sachs & Co. LLC for us under the 10b5-1 Purchase Plan may result in the market price of our common stock being higher than the price that otherwise might exist in the open market."

Listing .... Currently there is no public market for our common stock. Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "TRTX."

Risk factors .... Investing in our common stock involves risks. You should carefully read and consider the information set forth under "Risk Factors" beginning on page 36 of this prospectus and all other information in this prospectus before making a decision to invest in our common stock.



200F=RzMR2%fhozpW

| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PR3-0970 12.2.9 | LSW pabls0px | 20-Jun-2017 18:42 EST | | 370571 TX 34 | 4* |
| PROSPECTUS | START PAGE | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

Summary Financial Information

You should read the following summary financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited and audited consolidated financial statements and the notes thereto. The summary consolidated income statement information for the three months ended March 31, 2017 and 2016 and the summary consolidated balance sheet information as of March 31, 2017 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus, which, in the opinion of our management, have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for these periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year or any future period. The summary consolidated income statement information for the years ended December 31, 2016 and 2015 and for the period from December 18, 2014 (inception) to December 31, 2014 and the summary consolidated balance sheet information as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus.

(Dollars in thousands, except per share data)	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from December 18, 2014 (inception) to December 31, 2014
OPERATING DATA:					
INTEREST INCOME					
Interest Income	$ 47,941	$ 33,732	$ 153,631	$ 128,647	$ 1,847
Interest Expense	(17,800)	(12,930)	(61,649)	(47,564)	(1,518)
Net Interest Income	30,141	20,802	91,982	81,083	329
Other Income	122	15	416	54	—
OTHER EXPENSES					
Professional Fees	729	338	3,260	5,224	7,719
General and Administrative	469	256	2,199	784	764
Servicing Fees	1,136	862	3,625	4,011	22
Management Fee	2,588	1,984	8,816	6,902	61
Collateral Management Fee	131	274	849	1,257	11
Incentive Management Fee	1,581	808	3,687	1,992	—
Total Other Expenses	6,634	4,522	22,436	20,170	8,577
Net Income (Loss) Before Taxes	23,629	16,295	69,962	60,967	(8,248)
Income Taxes	(154)	(46)	5	(1,612)	—
Net Income (Loss)	23,475	16,249	69,967	59,355	(8,248)
Preferred Stock Dividends	—	—	(16)	(15)	—
Net Income (Loss) Attributable to Common Stockholders[1]	$ 23,475	$ 16,249	$ 69,951	$ 59,340	$ (8,248)
Per Share Information:					
Basic Earnings per Share	$ 0.60	$ 0.56	$ 2.09	$ 2.23	$ (0.35)
Diluted Earnings per Share	$ 0.60	$ 0.56	$ 2.09	$ 2.23	$ (0.35)
Dividends Declared per Share	$ 0.54	$ — [2]	$ 1.99	$ 2.41	$ —
Weighted Average Number of Shares Outstanding, Basic and Diluted:					
Common Stock	38,260,053	28,309,783	32,663,085	26,121,077	23,865,684
Class A Common Stock	967,500	783,158	864,062	492,663	—
Total	39,227,553	29,092,941	33,527,147	26,613,740	23,865,684



PROJECT BARTON (TPG)	Donnelley Financial	VDI-W7-PR3-0970 12.2.9	LSW pabls0px	20-Jun-2017 18:42 EST		370571 TX 35	25*
PROSPECTUS			NYM	21-Jun-2017 06:25 EST	COMP	PS PMT	1C

		March 31,		December 31,		
(Dollars in thousands, except per share data)		2017	2016	2016	2015	2014
BALANCE SHEET DATA (at period end):						
Total Assets		$ 2,863,902	$ 2,217,599	$ 2,665,583	$ 2,119,753	$ 1,952,147
Total Liabilities		$ 1,889,787	$ 1,484,772	$ 1,694,894	$ 1,403,403	$ 1,363,753
Total Equity		$ 974,115	$ 732,827	$ 970,689	$ 716,350	$ 588,394
Preferred Stock		$ 125	$ 125	$ 125	$ 125	—
Stockholders' Equity, Net of Preferred Stock		$ 973,990	$ 732,702	$ 970,564	$ 716,225	$ 588,394
Number of Shares Outstanding at Period End[3]		39,227,553	29,092,941	39,227,553	29,092,941	23,865,684
Book Value per Share		$ 24.83	$ 25.18	$ 24.74	$ 24.62	$ 24.65

(1) Represents net income attributable to holders of our common stock and Class A common stock.

(2) We declared a dividend associated with the first quarter of 2016 of $0.53 per share. This dividend was declared on April 8, 2016 and paid on April 25, 2016.

(3) Includes shares of common stock and Class A common stock.



| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC0717932 12.2.12 | LSW lehml0cm | 30-Jun-2017 11:21 EST | | 370571 TX 93 | 42* |
| PROSPECTUS | START PAGE | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization at March 31, 2017:

- on an actual basis;

- on an as adjusted basis after giving effect to (1) the amendment and restatement of our charter prior to the completion of this offering, (2) our June 15, 2017 drawdown of $25 million of equity capital commitments (992,166 shares of common stock and 14,711 shares of Class A common stock issued at a purchase price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017), (3) our cash dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million, which is payable on July 25, 2017 to holders of record of our common stock and Class A common stock as of June 30, 2017, and (4) changes in our long-term debt as a result of our investing and financing activities from April 1, 2017 to June 29, 2017; and

- on an as further adjusted basis to give effect to (1) our issuance of 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock pursuant to a stock dividend that will be paid upon the completion of this offering to holders of record of our common stock and our Class A common stock as of July 3, 2017, and (2) our issuance and sale of 11,000,000 shares of our common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, assuming the underwriters' option to purchase additional shares of our common stock is not exercised.

The following table assumes no repayment of outstanding borrowings drawn on our secured revolving repurchase facilities with proceeds from this offering and does not include adjustments to cash and cash equivalents for loan repayments in excess of proceeds used to retire our borrowings or our operating or investing activities subsequent to March 31, 2017 (except as otherwise described above).



200F=RzMR5&jroPHB

| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC570635 12.2.12 | LSW kilgk0cm | 30-Jun-2017 11:21 EST | | 370571 TX 93.1 | 7* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

This table is unaudited and should be read in conjunction with "Prospectus Summary—Recent Developments," "Use of Proceeds," "Selected Financial Information," "Recent Developments," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and notes thereto, included elsewhere in this prospectus.

| | As of March 31, 2017 | | |
	Actual	As Adjusted	As Further Adjusted[1]
	(dollars in thousands, except share and per share amounts)		
Cash and Cash Equivalents	$ 82,282	$ 107,282	$ 312,352
Long Term Debt:			
Collateralized Loan Obligation	$ 523,927	$ 165,507	$ 165,507
Secured Financing Agreements	1,126,750	1,142,601	1,142,601
Other Secured Financing Agreements	201,533	228,920	228,920
Total Long Term Debt	1,852,210	1,537,828	1,537,028
Stockholders' Equity:			
Preferred Stock ($0.001 par value; 125 shares, 100,000,000 shares and 100,000,000 shares authorized, actual, as adjusted and as further adjusted, respectively; 125 shares issued and outstanding, actual, as adjusted and as further adjusted)	—	—	—
Common Stock ($0.001 par value; 95,500,000 shares, 300,000,000 shares and 300,000,000 shares authorized, actual, as adjusted and as further adjusted, respectively; 38,260,053 shares, 39,252,219 shares and 59,476,487 shares issued and outstanding, actual, as adjusted and as further adjusted, respectively)	39	40	60
Class A Common Stock ($0.001 par value; 2,500,000 shares authorized, actual, as adjusted and as further adjusted; 967,500 shares, 982,211 shares and 1,213,026 shares issued and outstanding, actual, as adjusted and as further adjusted, respectively)	1	1	1
Additional Paid-in-Capital	979,467	1,004,466	1,218,971
Retained Earnings (Accumulated Deficit)	(7,874)	(28,394)	(37,849)
Accumulated Other Comprehensive Income (Loss)	2,482	2,482	2,482
Total Stockholders' Equity	974,115	978,595	1,183,665
Total Capitalization	$2,826,325	$2,515,623	$2,720,693

(1) Excludes: (i) 1,650,000 shares of our common stock issuable upon exercise of the underwriters' option to purchase additional shares of our common stock; and (ii) 4,551,713 shares of our common stock reserved for future issuance under our equity incentive plan (assuming 11,000,000 shares of our common stock are sold in this offering without giving effect to any exercise of the underwriters' option to purchase additional shares of our common stock). Following the drawdown of $25 million of equity capital commitments on June 15, 2017, we have undrawn capital commitments (i.e., obligations of our existing stockholders to purchase additional shares of our stock) of approximately $198.9 million. Our existing stockholders' obligations to purchase additional shares of stock from the undrawn portion of their capital commitments will terminate upon the completion of this offering.


200F=RzMR5&jwInp.

PROJECT BARTON (TPG)	Donnelley Financial	NC8600AC570635 12.2.12	LSW kilgk0cm	30-Jun-2017 11:22 EST		370571 TX 94	45*
PROSPECTUS	START PAGE		NYM	21-Jun-2017 06:25 EST	COMP	PS PMT	1C

DILUTION

The dilution information presented in this prospectus reflects outstanding shares of our common stock and our Class A common stock.

Purchasers of shares of our common stock in this offering will incur an immediate and substantial dilution in net tangible book value per share of their shares of our common stock from the initial public offering price per share, based on an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, and assuming no exercise by the underwriters of their option to purchase additional shares of our common stock.

Dilution in net tangible book value per share is equal to the difference between (i) the initial public offering price per share paid by purchasers of our common stock in this offering and (ii) the net tangible book value per share of our common stock and Class A common stock after giving effect to all of the adjustments described below and this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is the book value of our total tangible assets less total liabilities, by the number of outstanding shares of our common stock and Class A common stock. Our net tangible book value as of March 31, 2017 was approximately $974.1 million, or $24.83 per share of our common stock and Class A common stock.

On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. Since the shares of our common stock issued in connection with this drawdown were issued at book value, the issuance was not dilutive.

On June 30, 2017, we declared a cash dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million, which dividend is payable on July 25, 2017 to holders of record of our common stock and our Class A common stock as of June 30, 2017.

After giving effect to (1) our June 15, 2017 drawdown of $25 million of equity capital commitments and (2) our cash dividend for the second quarter of 2017 to be paid on July 25, 2017 to holders of record of our common stock and our Class A common stock as of June 30, 2017, our as adjusted net tangible book value immediately prior to our stock dividend, which is discussed below, and this offering would have been approximately $978.6 million, or $24.32 per share.

On July 3, 2017, we declared a stock dividend that will result in the issuance of an additional 9,224,268 shares of our common stock and an additional 230,815 shares of our Class A common stock shares. The stock dividend will be paid upon the completion of this offering to holders of record of our common stock and our Class A common stock as of July 3, 2017. Investors in this offering will not receive shares of our common stock or Class A common stock in connection with this stock dividend.

After giving effect to (1) our stock dividend to be paid upon the completion of this offering to holders of record of our common stock and our Class A common stock as of July 3, 2017, and (2) our sale of 11,000,000 shares of our common stock in this offering (assuming no exercise by the underwriters of their option to purchase additional shares in this offering) at an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus, our as further adjusted net tangible book value immediately after our stock dividend and this offering would have been approximately $1.18 billion, or $19.50 per share. This amount represents an immediate dilution in net tangible book value of $1.00 per share of our common stock to purchasers in this offering at the assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus.



200F=RzMR5@yBYzH˜

| **PROJECT BARTON (TPG)** | Donnelley Financial | VDI-W7-PFL-0007 12.2.12 | LSW mohas3dc | **30-Jun-2017 05:52 EST** | | **370571 TX 94.1** | **4*** |
| **PROSPECTUS** | | | NYM | **21-Jun-2017 06:25 EST** | **COMP** | PS PMT | **1C** |

The following table illustrates the dilution to purchasers in this offering on a per share basis:

Assumed initial public offering price per share		$20.50
Net tangible book value per share as of March 31, 2017	$24.83	
Decrease in net tangible book value per share attributable to our drawdown of equity capital commitments in the second quarter of 2017	—	
Decrease in net tangible book value per share attributable to our cash dividend payable in the second quarter of 2017	(0.51)	
As adjusted net tangible book value per share immediately prior to our stock dividend payable upon the completion of this offering and this offering	24.32	
Decrease in net tangible book value per share attributable to our stock dividend payable upon the completion of this offering	(4.63)	
Decrease in net tangible book value per share attributable to purchasers in this offering	(0.19)	
As further adjusted net tangible book value per share immediately after our stock dividend and this offering		19.50
Dilution per share to purchasers in this offering		$ 1.00

A $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share would increase (decrease) the pro forma net tangible book value per share after taking into account the completion of this offering by $0.17 per share and the dilution by $0.83 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The information discussed in this paragraph is illustrative only.

The following table summarizes, as of March 31, 2017, on the as further adjusted basis described above, the differences between the average price per share paid by our existing common and Class A common stockholders and by purchasers of shares of common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the mid-point of the


PROJECT BARTON (TPG)   Donnelley Financial   NC8600AC570635 12.2.12   LSW kilgk0cm   30-Jun-2017 11:22 EST   **370571 TX 95**   33*

PROSPECTUS   NYM   21-Jun-2017 06:25 EST   **COMP**   PS   PMT   1C

price range indicated on the cover of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us in this offering:

	Shares Purchased[1]		Total Consideration		Average Price Per Share
	Number	%	Amount	%	
Shares purchased by existing common and Class A common stockholders	49,689,513	81.9%	$ 978,595,409	81.3%	$19.69
Purchasers in this offering	11,000,000	18.1%	225,500,000	18.7%	20.50
Total	60,689,513	100%	$1,204,095,409	100%	$19.84

(1) Assumes no exercise of the underwriters' option to purchase up to an additional 1,650,000 shares of our common stock.

If the underwriters' option to purchase additional shares of our common stock is exercised in full, the following will occur (based on an assumed initial public offering price of $20.50 per share, which is the mid-point of the price range indicated on the cover of this prospectus):

- the number of shares of our common stock held by purchasers in this offering will increase to 12,650,000 shares, or approximately 20.3% of the total number of issued and outstanding shares of our stock; and

- the as further adjusted net tangible book value per share immediately after our stock dividend and this offering will be approximately $19.50 per share and the immediate dilution experienced by purchasers in this offering will be approximately $0.20 per share.